Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated September 24, 2014

Relating to Preliminary Prospectus dated September 23, 2014

Registration No. 333-198090

VITAE PHARMACEUTICALS, INC.

6,875,000 Shares

Common Stock

$8.00 per share

Update and Supplement to Preliminary Prospectus dated September 23, 2014

This free writing prospectus relates to the initial public offering of common stock of Vitae Pharmaceuticals, Inc. and should be read together with the preliminary prospectus dated September 23, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-198090), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2014 (as so amended, the “Registration Statement”), before deciding to invest in the common stock offered thereby. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus. References to “Vitae,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus.

The filed copy of the Preliminary Prospectus may be accessed through the following link:  http://www.sec.gov/Archives/edgar/data/1157602/000104746914007814/a2221529zs-1a.htm

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below.

Common stock offered by us	6,875,000 shares

Common stock to be outstanding after this offering	17,371,387 shares

Underwriters’ option	The underwriters have an option for a period of 30 days to purchase up to 1,031,250 additional shares of our common stock.

Initial public offering price	$8.00 per share

Underwriting discount and commissions	$0.56 per share

Proceeds, before expenses, to us	$51,150,000

NASDAQ Global Market trading symbol	VTAE

Participation by existing stockholders

Certain of our existing stockholders or their affiliates have agreed to purchase an aggregate of $19.0 million, or 2,375,000 shares, of our common stock in this offering at the initial public offering price, of which approximately $18.4 million, or 2,295,114 shares, of our common stock will be purchased by entities or individuals affiliated with Prospect Venture Partners, New Enterprise Associates, Venrock Associates and Atlas Ventures, each of whom is one of our principal stockholders. Assuming our 5% stockholders and their affiliates purchase all of the shares they have agreed to purchase in this offering, the number of shares beneficially owned by our executive officers, directors and 5% stockholders and their affiliates will, in the aggregate, be approximately 64.3% of our outstanding common stock.

Pro Forma as Adjusted Financial Data

After giving effect to our sale of 6,875,000 shares of common stock in this offering, as of June 30, 2014, our pro forma as adjusted balance sheet data would have been as follows (unaudited, in thousands):

Balance sheet data:	Pro Forma As Adjusted
Cash, cash equivalents, and marketable securities	$66,606
Working capital	59,391
Total assets	68,017
Notes payable, including current portion	7,505
Convertible preferred stock	—
Accumulated deficit	(122,336)
Total stockholders’ (deficit) equity	57,456

Pro Forma as Adjusted Capitalization Data

After giving effect to the issuance and sale of 6,875,000 shares of our common stock by us and the receipt of the estimated net proceeds from such sale, at the initial public offering price of $8.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us, our pro forma as adjusted capitalization would have been as follows (unaudited, in thousands, except share and per share data):

Pro Forma As Adjusted
Notes payable, including current portion	$7,505
Series A-1 noncumulative convertible preferred stock, par value $0.0001: no shares authorized, issued or outstanding, pro forma as adjusted	—
Series A-2 noncumulative convertible preferred stock, par value $0.0001: no shares authorized, issued or outstanding, pro forma as adjusted	—
Series B noncumulative convertible preferred stock, par value $0.0001: no shares authorized, issued or outstanding, pro forma as adjusted	—
Series C noncumulative convertible preferred stock, par value $0.0001: no shares authorized, issued or outstanding, pro forma as adjusted	—
Series D noncumulative convertible preferred stock, par value $0.0001: no shares authorized, issued or outstanding, pro forma as adjusted	—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value, 15,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Common stock, par value $0.0001: 150,000,000 shares authorized and 17,371,387 shares issued and outstanding, pro forma as adjusted	2
Additional paid-in capital	179,791
Accumulated comprehensive loss	(1)
Accumulated deficit	(122,336)
Total stockholders’ (deficit) equity	57,456
Total capitalization	$64,961

Dilution

After giving further effect to the issuance and sale of 6,875,000 shares of our common stock by us and the receipt of the estimated net proceeds from such sale, at the initial public offering price of $8.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2014 would have been $57.5 million, or $3.31 per share. This represents an immediate increase in pro forma net tangible book value of $2.44 per share to existing stockholders and an immediate dilution of $4.69 per share to purchasers of common stock in this offering, as illustrated in the following table:

Initial public offering price per share		$8.00
Historical net tangible book deficit per share as of June 30, 2014	$(190.35)
Increase per share attributable to conversion of convertible preferred stock and vesting of RSUs	191.22

Pro forma net tangible book value per share as of June 30, 2014	0.87
Increase in pro forma net tangible book value per share attributable to new investors	$2.44

Pro forma as adjusted net tangible book deficit per share after this offering		$3.31

Pro forma dilution per share to investors participating in this offering		$4.69

If the underwriters’ over-allotment option to purchase additional shares is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $3.54 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $2.67 per share and the dilution to new investors purchasing shares in this offering would be $4.46 per share.

The following table presents, on a pro forma as adjusted basis as of June 30, 2014, the differences between existing stockholders and purchasers of shares in this offering with respect to the number of shares purchased from us, the total cash consideration paid or to be paid and the average price paid per share:

					Average
	Shares Purchased		Total Cash Consideration		Price per
	Number	Percent	Amount	Percent	Share
Existing stockholders before this offering	10,496,387	60%	$121,009,507	69%	$11.53
Investors participating in this offering	6,875,000	40%	$55,000,000	31%	$8.00
Total	17,371,387	100%	$176,009,507	100%

Principal Stockholders

After giving effect to the issuance and sale of 6,875,000 shares of our common stock by us and the issuance of 391,304 shares of our common stock in connection with the vesting and settlement of an outstanding RSU award, the columns of the Principal Stockholders table entitled “Shares Beneficially Owned After Offering,” would have been as set forth below. The following table does not reflect any purchases by our existing stockholders or their affiliates in the offering.

	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number		Percentage
5% or Greater Stockholders
Prospect Venture Partners	2,359,555		13.6	%(1)
New Enterprise Associates	1,799,725		10.4	%(2)
Venrock Associates	1,581,870		9.1	%(3)
Atlas Venture	1,136,815		6.5	%(4)
Boehringer Ingelheim R&D Beteiligungs GmbH	1,086,956		6.3%
Allergan, Inc.	569,912		3.3%
Executive Officers and Directors
Jeffrey S. Hatfield	595,009	(5)	3.3%
Arthur Fratamico, R.Ph.	—		—
Tina Fiumenero	—		—
Richard Gregg, M.D.	192,988	(6)	1.1%
Richard Morris	—		—
Peter Barrett, Ph.D.	1,136,815		6.5%
Robert V. Gunderson, Jr.	41,357		*
Donald Hayden, Jr.	86,572		*
Charles W. Newhall, III	—		*
Bryan Roberts, Ph.D.	1,581,870		9.1	%(3)
Charles A. Rowland, Jr.	—		—
Gino Santini	—		—
All current executive officers and directors as a group (11 persons)	3,634,612	(7)	19.9	%(8)

(1)         The percentage of shares beneficially owned after this offering would be 17.4%, assuming the purchase of the 671,807 shares that affiliates of Prospect Ventures have agreed to purchase in this offering.

(2)         The percentage of shares beneficially owned after this offering would be 15.0%, assuming the purchase of the 813,474 shares that New Enterprise Associates and its affiliates have agreed to purchase in this offering.

(3)         The percentage of shares beneficially owned after this offering would be 13.5%, assuming the purchase of the 772,333 shares that Venrock Associates and its affiliates have agreed to purchase in this offering.

(4)         The percentage of shares beneficially owned after this offering would be 6.8%, assuming the purchase of the 37,500 shares that Atlas and its affiliates have agreed to purchase in this offering.

(5)         Includes 391,304 shares of common stock to be issued in connection with the vesting and settlement of an outstanding RSU award upon completion of this offering. Includes an additional 13,478 shares subject to options that as a result of this offering may be exercised within 60 days of August 31, 2014.

(6)         Includes an additional 5,130 shares subject to options that as a result of this offering may be exercised within 60 days of August 31, 2014.

(7)         Includes an additional 18,608 shares subject to options that as a result of this offering may be exercised within 60 days of August 31, 2014 and 391,304 shares of common stock to be issued in connection with the vesting and settlement of an outstanding RSU award upon completion of this offering.

(8)         The percentage of shares beneficially owned after this offering would be 24.3%, assuming the purchase of all of the shares that certain of our existing principal stockholders or their affiliates have agreed to purchase in this offering.

The following information summarizes certain amendments and supplements to the preliminary prospectus dated September 22, 2014 included in Amendment No. 5 to the Registration Statement (the “Prior Preliminary Prospectus”) that appear in the Preliminary Prospectus.

BACE Collaboration

The third paragraph of “BUSINESS — Collaborations — BACE” section of the Prior Preliminary Prospectus was amended and restated in its entirety on page 109 of the Preliminary Prospectus to read as follows:

“We have entered into three amendments to the BACE Agreement: the first in June 2011, the second in December 2012, and the third in December 2013. The June 2011 amendment clarified the description of technical attributes for a compound to guide candidate selection for advancement in the parties’ then-current research plan; and did not modify any financial terms. The December 2012 amendment expanded the Core Indication definition to include diabetes and metabolic disease. In accordance with that amendment, we were obligated to provide twelve months of research contributions at no cost to, and at the option of, BI, with such contributions to be completed no later than June 30, 2014. Under the terms of the December 2012 amendment, we received an upfront, nonrefundable, execution fee of $4 million, but no other additional payments. The timing of other payments as defined in the original agreement was not changed by the December 2012 amendment. In the December 2012 amendment, BI agreed that the first satisfaction of the Candidate Feasibility milestone with respect to one of the expanded Core Indications would trigger a $2.0 million milestone payment. This milestone was not satisfied prior to the December 2013 amendment. The December 2013 amendment confirmed the achievement of a $14 million milestone payment owed upon the initiation of Phase 1 studies and was consistent with the terms of the original agreement, which payment was subsequently received by us. The December 2013 amendment also reduced the $2.0 million milestone payment for the first satisfaction of the Candidate Feasibility milestone with respect to one of the expanded Core Indications identified in the December 2012 amendment to a $1.0 million milestone payment. This milestone has not been satisfied as of June 30, 2014. There was no incremental monetary consideration provided by either party in connection with the execution of the June 2011 or December 2013 amendments.”

Certificate of Incorporation and Bylaws	The section of the Prior Preliminary Prospectus entitled “DESCRIPTION OF CAPITAL STOCK - Certificate of Incorporation and Bylaws” was amended and restated in its entirety on page 152 of the Preliminary Prospectus to read as follows:

“Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering will include provisions that:

•                  authorize our board of directors to issue, without further action by the stockholders, up to 15,000,000 shares of undesignated preferred stock;

•                  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•                  specify that special meetings of our stockholders can be called only by our board of directors, our chairman of the board, or our chief executive officer;

•                  establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•                  establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•                  provide that any director or our entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of our capital stock entitled to vote thereon;

•                  provide that vacancies on our board of directors may, except as otherwise required by law, be filled only by a majority of directors then in office, even if less than a quorum;

•                  specify that no stockholder is permitted to cumulate votes at any election of directors;

•                  provide that our amended and restated bylaws may be amended, altered or repealed and new bylaws may be adopted by the affirmative vote of the holders of at least 66 2/3% in voting power of our capital stock entitled to vote thereon; and

•                  require a super-majority of votes to amend certain of the above-mentioned provisions.”

Vitae has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, Vitae, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Stifel, Nicolaus & Company, Inc. One Montgomery Street, Suite 3700, San Francisco, CA 94104, Telephone: (415) 364-2720, email: SyndicateOps@stifel.com or BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, Telephone: (800) 414-3627, email: bmoprospectus@bmo.com.